Exhibit 99.1

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MITCHELLS & BUTLERS PLC

Adoption of International Financial Reporting Standards

Mitchells & Butlers plc (“the Group”) today releases its financial results for the 53 weeks to 1 October 2005 as prepared under International Financial Reporting Standards (“IFRS”).

Preliminary results for the 53 weeks to 1 October 2005 under UK GAAP were released on 30 November 2005 and are available on the Group’s website www.mbplc.com/IFRS.

The key headlines from the restated accounts for the 53 weeks to 1 October 2005 are:

—	Profit before tax and exceptional items of £193m, £2m lower than under UK GAAP.

—	Effective tax rate before exceptional items of 31%, one percentage point lower than under UK GAAP.

—	Profit after tax and before exceptional items of £133m, same as under UK GAAP.

—	EPS before exceptional items of 26.0p, same as under UK GAAP.

—	Profit after tax and exceptional items of £130m, £3m lower than under UK GAAP.

—	Net assets at 1 October 2005 of £1,183m, £234m lower than under UK GAAP.

The above changes to the Group’s reported financial information from the adoption of IFRS are consistent with previous guidance given and mainly result from:

—	Profit before tax – increased charge for the cost of share-based payments.

—	Tax charge – benefit of a lower permanent difference in respect of depreciation.

—	Net assets – recognition of additional deferred tax liabilities relating to the revaluation of properties and gains previously rolled over into replacement assets.

The adoption of IFRS will have no impact on the underlying operations, cash flows or debt covenants of the Group. However, the new regime may lead to some increased volatility in reported numbers, particularly net assets.

For further information contact:
Erik Castenskiold, Head of Investor Relations	0121 498 4907

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MITCHELLS & BUTLERS PLC

Adoption of International Financial Reporting Standards (“IFRS”)

CONTENTS
1	Introduction
2	Summary of impacts
3	Basis of preparation
4	IFRS 1 first-time adoption choices
5	Description of IFRS adjustments
6	Restated IFRS consolidated financial statements:
	—	Group income statement for the 53 weeks ended 1 October 2005
	—	Group statement of recognised income and expense for the 53 weeks ended 1 October 2005
	—	Group balance sheets at 1 October 2005 and 26 September 2004 (IFRS transition date)
	—	Group cash flow statement for the 53 weeks ended 1 October 2005
	—	Selected notes to the financial statements
7	Independent Auditors’ Report
8	Appendices:
	I	Reconciliation of profit and recognised income and expense for the 53 weeks ended 1 October 2005
	II	Reconciliation of net assets at 26 September 2004 (IFRS transition date)
	III	Reconciliation of net assets at 1 October 2005

1	Introduction

Mitchells & Butlers plc (“the Group”) has historically prepared its consolidated financial statements under UK Generally Accepted Accounting Principles (“UK GAAP”). With effect from 2 October 2005, the Group is required to prepare its financial statements in accordance with International Financial Reporting Standards (“IFRS”). The Group’s first Annual Report under IFRS will be for the 52 weeks to 30 September 2006, with the first published IFRS results being the Interim Report and Accounts for the 28 weeks to 15 April 2006. The Group is required to publish one year of comparative information, which results in a date of transition to IFRS of 26 September 2004.

This document describes the main differences between UK GAAP and IFRS that impact the Group and provides IFRS consolidated financial statements for the 53 weeks ended 1 October 2005, as well as the IFRS opening balance sheet at 26 September 2004, together with reconciliations to previously reported figures under UK GAAP.

IFRS consolidated financial statements for the 28 weeks ended 9 April 2005, together with reconciliations to previously reported figures under UK GAAP, can be found within the investors section of the Group’s website at www.mbplc.com/IFRS.

The adoption of IFRS will have no impact on the underlying operations, cash flows or debt covenants of the Group. However, the new regime may lead to some increased volatility in reported numbers, particularly net assets.

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2	Summary of impacts

For the 53 weeks ended 1 October 2005, the key headlines from the IFRS results compared to those under UK GAAP are as follows:

	—	Profit before tax and exceptional items of £193m, £2m lower than under UK GAAP.
	—	Effective tax rate before exceptional items of 31%, one percentage point lower than under UK GAAP.
	—	Profit after tax and before exceptional items of £133m, same as under UK GAAP.
	—	EPS before exceptional items of 26.0p, same as under UK GAAP.
	—	Profit after tax and exceptional items of £130m, £3m lower than under UK GAAP.
	—	Net assets at 1 October 2005 of £1,183m, £234m lower than under UK GAAP.

The following table summarises the specific areas of IFRS that have impacted the Group results:

	Profit before tax and exceptional Items	Profit after tax and before exceptional items	Profit after tax and exceptional Items	Net assets
	2005	2005	2005	2005	2004

	£m	£m	£m	£m	£m
Under UK GAAP	195	133	133	1,417	1,423

Share-based payments	(2)	(2)	(2)	–	–
Leases	–	–	–	(3)	(3)
Reversal of dividend accrual	–	–	–	37	34
Holiday pay accrual	–	–	–	(6)	(6)
Pensions	–	–	–	(3)	(3)
Property, plant and equipment	–	–	–	(24)	(24)
Derivatives	–	–	–	(35)	(10)
Tax	–	2	(1)	(200)	(231)

Under IFRS	193	133	130	1,183	1,180

In addition, there have been balance sheet reclassifications in respect of cash and cash equivalents, lease premiums, computer software and assets held for sale.

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3	Basis of preparation

The financial information presented in this document has been prepared on the basis of current interpretations of all IFRSs and International Financial Reporting Interpretation Committee (“IFRIC”) interpretations published as at the date of this announcement. These are subject to ongoing amendment by the International Accounting Standards Board (“IASB”) and subsequent endorsement by the European Commission. In addition, the Group may need to review accounting treatments as a result of emerging industry consensus on the practical application of IFRS and further technical opinion. It is possible, therefore, that the financial information presented in this document could be modified by the time the Group publishes its first complete set of IFRS financial statements for the 52 weeks ending 30 September 2006.

In preparing the financial information, the Group has assumed that the European Commission will endorse the amendment to IAS 19, “Employee Benefits – Actuarial Gains and Losses, Group Plans and Disclosures”.

In November 2005, the European Commission endorsed an amended version of IAS 39, “Financial Instruments: Recognition and Measurement” rather than the full version as previously published by the IASB. As the Group is unaffected by the amendments, its adoption of IAS 39 complies with both versions.

The accounting policies under which the financial information presented within this document has been prepared can be found within the investors section of the Group’s website at www.mbplc.com/IFRS.

The financial information contained in this document does not constitute statutory accounts as defined in section 240 of the Companies Act 1985. The auditors have issued unqualified opinions on the Group’s UK GAAP financial statements for the periods ended 25 September 2004 and 1 October 2005. The UK GAAP financial statements for the year ended 25 September 2004 have been delivered to the Registrar of Companies. The UK GAAP financial statements for the year ended 1 October 2005 will be delivered to the Registrar of Companies in due course.

4	IFRS 1 first-time adoption choices

IFRS 1, “First-time Adoption of International Financial Reporting Standards” sets out the rules that the Group must follow when it adopts IFRS for the first time. Under this standard, the Group is required to establish its IFRS accounting policies as at 2 October 2005 and, in general, apply these retrospectively to determine the IFRS opening balance sheet at its date of transition, 26 September 2004.

IFRS 1 provides a number of optional exceptions to this general principle. Set out below is a description of the significant first time adoption choices made by the Group.

Business combinations (IFRS 3)

The Group has elected to apply IFRS 3 “Business Combinations” prospectively from the date of transition to IFRS rather than to restate previous business combinations.

Valuation of properties (IAS 16)

Under IAS 16 “Property, Plant and Equipment” an entity must adopt either a cost or valuation model for valuing its property, plant and equipment. Consistent with its approach under UK GAAP the Group has decided to continue with a cost model and has elected to take the exemption available under IFRS 1 to use the previous revaluations of its properties as deemed cost at the transition date.

Share-based payments (IFRS 2)

The Group has elected to apply IFRS 2 “Share-based Payment” only to those equity settled awards that were granted after 7 November 2002 but not vested at 1 January 2005.

Pensions (IAS 19)

The Group has elected to recognise all cumulative actuarial gains and losses in relation to its defined benefit pension arrangements at the date of transition. Actuarial gains and losses arising after the transition date are recognised in full in the period in which they occur in a statement of recognised income and expense in accordance with the Amendment to IAS 19. These accounting treatments mirror those of FRS 17 “Retirement Benefits” which the Group adopted for 2004/05 under UK GAAP.

Financial instruments (IAS 32 / 39)

The Group had appropriate hedging documentation in place at the date of transition to IFRS and has therefore opted to restate its results for the 53 weeks ended 1 October 2005 under IAS 32 and IAS 39.

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5	Description of IFRS adjustments

The following commentary describes the differences between IFRS and UK GAAP that have a material impact on the income or net assets of the Group. The adjustments that result from these differences are set out in the Appendices which contain detailed reconciliations of previously reported results under UK GAAP to restated results under IFRS.

Share-based payments (IFRS 2)

IFRS 2 requires all share options and employee share awards to be expensed in the profit and loss account with the expense measured at fair value at date of grant and generally charged over the vesting period of the scheme. Under UK GAAP, SAYE schemes were exempt from a charge and the expense recognised in respect of other schemes was based on the intrinsic value at date of grant and charged over the performance period of the scheme.

The Group has used a combination of Black Scholes, Binomial and Monte Carlo simulation models to calculate fair values depending on the conditions attached to the particular share scheme.

The additional pre tax charge arising from the adoption of IFRS 2 is £2m for the 53 weeks ended 1 October 2005.

Pensions (IAS 19)

The Group will account for pensions under IFRS in the same way as that already applied under UK GAAP (FRS 17). In particular, and assuming European Commission endorsement of the Amendment to IAS 19, actuarial gains and losses are recognised in full in the statement of recognised income and expense. There is, however, a small difference in the valuation of pension scheme assets which are valued at bid price under IFRS rather than mid-market price under UK GAAP.

The impact of this difference is to increase the pension deficit recorded under IAS 19 by £3m at both 1 October 2005 and 26 September 2004 with no material effect on the income statement for the 53 weeks ended 1 October 2005.

Under IFRS, the pension deficit is shown on the balance sheet gross of deferred tax. This is a change in presentation from UK GAAP which required the liability to be shown net of the related deferred tax asset.

Dividends (IAS 10)

Under IAS 10 “Events after the Balance Sheet Date”, dividends declared after the balance sheet date are not recognised as a liability.

The effect of this change is to increase net assets by £37m at 1 October 2005 and £34m at 26 September 2004.

Holiday pay accrual (IAS 19)

As a result of the specific guidance in IAS 19, the Group has recognised an additional accrual for holiday pay.

The impact is to reduce net assets by £6m at both 1 October 2005 and 26 September 2004 with no material effect on the income statement for the 53 weeks to 1 October 2005.

Property, plant and equipment (IAS 16)

Under IFRS, the Group will cease to capitalise certain low value short lived assets.

The effect is to reduce net assets by £24m at both 1 October 2005 and 26 September 2004 with no material effect on the income statement for the 53 weeks to 1 October 2005.

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Financial instruments (IAS 39 and IAS 21)

IAS 39 “Financial Instruments: Recognition and Measurement” requires all derivative financial instruments to be included on the balance sheet at fair value and contains provisions that restrict the use of hedge accounting. If hedge accounting cannot be applied, any changes in fair value are reported in the profit and loss account. There are no equivalent provisions in UK GAAP.

The Group uses interest rate and currency swaps to fix the interest rate payable on the floating rate tranches of its secured loan notes. These derivatives have qualified for cash flow hedge accounting since IFRS transition so that changes in fair value are recognised in equity in a ‘hedging reserve’ until such point as the transactions which are being hedged are reflected in the profit and loss account. As these hedging relationships are highly effective, cash flow hedge accounting has avoided earnings volatility in the 53 weeks to 1 October 2005 and is expected to do so going forward. However, the value of the Group’s net assets at each reporting date is impacted by the fair value of the derivatives recorded in the hedging reserve. As a consequence, the Group’s net assets have been reduced by £35m and £10m at 1 October 2005 and 26 September 2004, respectively.

Under IAS 21 “The Effects of Changes in Foreign Exchange Rates” the Group’s US dollar denominated secured loan notes are translated at period end exchange rates with exchange differences passing through the profit and loss account. However, as the Group has been able to apply hedge accounting, there is an equal and opposite transfer from the hedging reserve that removes the earnings volatility that would otherwise result. Under UK GAAP, the US dollar denominated secured loan notes were translated at the contracted exchange rates implicit in the underlying hedging arrangements.

Leases (IAS 17)

The Group holds a number of properties under operating leases. In accordance with IAS 17 “Leases”, lease premium payments made on entering into the leases, previously included in fixed assets under UK GAAP, have been reclassified as non current prepayments and amortised over the life of the lease. Amounts reclassified at 1 October 2005 and 26 September 2004 were £17m and £18m respectively. In the income statement for the 53 weeks ended 1 October 2005, depreciation of £1m has been reclassified as lease amortisation with no overall impact on reported profits. In addition, the revaluation previously attributed to the amount included in fixed assets has been reversed. This has reduced net assets by £3m at both 1 October 2005 and 26 September 2004.

IAS 17 requires that the buildings element of leases on land and buildings is considered separately for the purpose of determining whether the lease is a finance or operating lease. IAS 17 also requires lease incentives to be spread over the full lease term rather than the period to the first rent review. In response to these requirements, the Group has undertaken a review of its leased property portfolio and concluded that no adjustments are required on transition to IFRS.

Computer software (IAS 38)

Computer software, which is not an integral part of a related item of hardware, is required under IFRS to be treated as an intangible asset. Under UK GAAP, all such software was included in tangible fixed assets.

The amounts reclassified to intangible assets are £16m at 1 October 2005 and £19m at 26 September 2004. In the income statement for the 53 weeks ended 1 October 2005, depreciation of £5m has been reclassified as intangibles amortisation with no overall impact on reported profits.

Assets held for sale (IFRS 5)

IFRS 5 requires that where the value of an asset will be recovered through a sale transaction rather than continuing use the asset is classified as held for sale. Assets held for sale are valued at the lower of book value and fair value less costs to sell and are no longer depreciated. Under UK GAAP there was no held for sale classification.

IFRS 5 has been adopted prospectively from 26 September 2004 resulting in a balance sheet reclassification of £9m at 1 October 2005. There is no effect on the income statement for the 53 weeks to 1 October 2005.

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Deferred tax (IAS 12)

IAS 12 “Income Taxes” requires deferred tax to be provided on temporary differences between the tax base and carrying value of assets and liabilities rather than just taxable timing differences under UK GAAP. As a result, the Group’s opening IFRS balance sheet at 26 September 2004 includes an additional deferred tax liability of £242m relating to the revaluation of properties and gains previously rolled over into replacement assets. The equivalent additional liability was £223m at 1 October 2005.

In addition, the tax effects of the other IFRS adjustments have resulted in a reduction in the overall deferred tax liability of £11m at 26 September 2004 and £23m at 1 October 2005.

For the 53 weeks ended 1 October 2005, the effective tax rate before exceptional items is 31% under IAS 12 compared with 32% under UK GAAP. The reduction in the effective tax rate is as a result of a lower permanent difference in respect of depreciation.

Goodwill (IFRS 3)

In accordance with IFRS 3 “Business Combinations”, goodwill is not amortised but instead tested for impairment on transition to IFRS and annually thereafter, or more frequently if circumstances indicate that impairment may have occurred. As a consequence, the Group’s goodwill balance of £10m was tested for impairment at 26 September 2004 and 1 October 2005 and no impairment adjustment was required.

Under UK GAAP, the Group’s goodwill was amortised over a 20 year period. The impact of not amortising goodwill was not material for the 53 weeks ended 1 October 2005.

Exceptional items (IAS 1)

IAS 1 “Presentation of Financial Statements” does not contain an equivalent classification for the FRS 3 non-operating exceptional items that were shown below operating profit under UK GAAP. Such items, which do not relate to the underlying business performance of the Group and include profits and losses on the disposal of properties, will now be reported in operating profit, but shown as operating exceptional items. The Group will continue to highlight exceptional items by way of a columnar presentation on the face of the Group income statement. Exceptional items are those items which are separately identified by virtue of their size or incidence to allow a full understanding of the underlying performance of the Group.

Earnings per share (IAS 33)

Whilst the denominator for basic EPS purposes is calculated in the same way as under UK GAAP, the denominator for diluted EPS purposes is different under IFRS due to the treatment of contingently issuable shares and the effects of IFRS 2.

For the 53 weeks ended 1 October 2005, under IFRS, the basic and diluted EPS denominators are 511m shares and 518m shares respectively. Under UK GAAP, the equivalent figures were 511m and 520m shares respectively.

Cash flow statements (IAS 7)

IAS 7 “Cash flow statements” changes the definition of cash used for the preparation of the cash flow statement. Under IFRS, cash and cash equivalents include cash at bank and other short term deposits and investments with an original maturity at acquisition of up to three months. Under UK GAAP, cash was restricted to deposits and investments repayable on demand.

In addition, IAS 7 only allows three classifications of cash flow; operating, investing and financing. Interest and tax cash flows, previously disclosed under separate headings under UK GAAP, are shown with operating activities under IAS 7.

Under IFRS, the Group will define net debt to include the proportion of the fair value of the currency swaps hedging the balance sheet value of the Group’s dollar denominated loan notes. This will ensure that net debt under IFRS is reported on a consistent basis with UK GAAP.

Other reclassifications

In accordance with IAS 21, cumulative foreign exchange movements on the translation of foreign subsidiaries are disclosed separately in a ‘translation reserve’ within shareholders’ equity. The amount reclassified out of retained earnings is £6m at both 1 October 2005 and 26 September 2004.

As noted above, the carrying values of previously revalued assets have been treated as deemed cost on transition to IFRS, in accordance with the provisions of IFRS 1. Accordingly, the Group’s revaluation reserve (£335m at 1 October 2005 and £339m at 26 September 2004) has been reclassified to retained earnings, although it should be noted that this does not represent an increase in the Group’s distributable reserves.

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6	Restated IFRS consolidated financial statements

GROUP INCOME STATEMENT
For the 53 weeks ended 1 October 2005

	Before exceptional items	Exceptional items	Total
	£m	£m	£m

Revenue (Note 1)	1,662	–	1,662

Net operating costs	(1,367)	(4)	(1,371)

Profit on disposal of fixed assets	–	1	1

Operating profit (Note 1)	295	(3)	292

Finance income	14	–	14

Finance expense	(116)	–	(116)

Profit before tax	193	(3)	190

Tax	(60)	–	(60)

Profit for the year	133	(3)	130

Earnings per ordinary share
Basic	26.0p	–	25.4p
Diluted	25.7p	–	25.1p

GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE
For the 53 weeks ended 1 October 2005

£m

Cash flow hedges	(25)

Actuarial loss on pension schemes	(7)

Tax on items taken directly to equity	34

Net income recognised directly in equity	2

Profit for the period	130

Total recognised income and expense for the period	132

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GROUP BALANCE SHEETS

	2005	2004
	1 October	26 Sept
	£m	£m

ASSETS

Goodwill and other intangible assets	26	29
Property, plant and equipment	3,447	3,445
Non current prepayments	16	17

Total non current assets	3,489	3,491

Inventories	39	43
Trade and other receivables	77	83
Short-term investments	1	20
Cash and cash equivalents	199	205

Total current assets	316	351

Non current assets held for sale	9	–

Total assets	3,814	3,842

LIABILITIES

Short-term borrowings	(39)	(35)
Trade and other payables	(220)	(204)
Current tax payable	(60)	(59)

Total current liabilities	(319)	(298)

Borrowings	(1,773)	(1,804)
Derivatives	(48)	(28)
Pension liabilities	(151)	(176)
Deferred tax liabilities	(336)	(354)
Provisions	(4)	(2)

Total non current liabilities	(2,312)	(2,364)

Total liabilities	(2,631)	(2,662)

Net assets	1,183	1,180

EQUITY

Called up share capital	35	37
Share premium account	14	12
Capital redemption reserve	2	–
Own shares held	(12)	(11)
Hedging reserve	(24)	(7)
Translation reserve	6	6
Retained earnings	1,162	1,143

Total equity	1,183	1,180

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GROUP CASH FLOW STATEMENT
For the 53 weeks ended 1 October 2005

£m

Cash flow from operations (Note 2)	400

Net interest paid	(102)
Tax paid	(43)

Net cash from operating activities	255

Investing activities
Decrease in short-term deposits and investments	19
Purchases of intangibles	(2)
Purchases of property, plant and equipment	(165)
Proceeds from sale of property, plant and equipment	57

Net cash used in investing activities	(91)

Financing activities
Issue of ordinary share capital	2
Purchase of own shares	(101)
Proceeds on release of own shares held	14
Repayment of principal in respect of securitised debt	(35)
Dividends paid	(50)

Net cash used in financing activities	(170)

Net decrease in cash and cash equivalents	(6)

Cash and cash equivalents at the beginning of the period	205

Cash and cash equivalents at the end of the period	199

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SELECTED NOTES TO THE FINANCIAL STATEMENTS

1	Segmental analysis

Under IAS 14 “Segmental Reporting” the Group will continue to report its results under the same primary reporting segments as under UK GAAP.

	Revenue	Operating
		profit
		before
		exceptional
		items*
	£m	£m

Pubs & Bars	957	179
Restaurants	697	115

Retail	1,654	294
SCPD	8	1

	1,662	295

	*	Exceptional items comprise licensing costs of £4m and a profit on disposal of fixed assets of £1m.

2	Cash flow from operations

£m

Operating profit before exceptional items	295

Adjustments for:
Depreciation of property, plant and equipment	110
Amortisation of intangibles	5
Amortisation of non current prepayments	1
Cost charged in respect of share remuneration	6
Defined benefit pension cost less normal cash contributions	1

Operating cash flow before exceptional items, movements in working capital and additional pension contributions	418

Movements in working capital:

Decrease in inventories	4
Increase in trade and other receivables	(2)
Increase in trade and other creditors	12
Movement in provisions	2

Cash flow from operations before exceptional items and additional pension contributions	434

Cash outflow relating to exceptional items	(4)

Additional pension contributions	(30)

Cash flow from operations	400

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3	Analysis of net debt

	2005	2004
	£m	£m

Cash and cash equivalents	199	205
Short-term investments	1	20
Securitised debt	(1,808)	(1,835)
Derivatives hedging balance sheet debt*	(13)	(18)
Finance leases	(2)	(2)
Other loans	(2)	(2)

	(1,625)	(1,632)

*	See commentary on page 6 under ‘Cash flow statements (IAS 7)’.

4	Movement in net debt

£m

Net decrease in cash and cash equivalents	(6)

Add back cash flows in respect of other components of net debt:
Decrease in short-term deposits and investments	(19)
Repayment of principal in respect of securitised debt	35

Reduction in net debt arising from cash flows	10

Other non-cash movements	(3)

Decrease in net debt	7

Opening net debt	(1,632)

Closing net debt	(1,625)

5	Change in equity

£m

Total equity at 26 September 2004	1,180

Profit for the period	130
Net income recognised directly in equity	2
Dividends paid to shareholders	(50)
Issue of ordinary shares	2
Purchase of own shares	(101)
Proceeds on release of own shares held	14
Credit in respect of employee share schemes	6

Total equity at 1 October 2005	1,183

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7	Independent Auditors’ Report to Mitchells & Butlers plc on the preliminary IFRS
Financial Statements for the 53 weeks ended 1 October 2005

We have audited the accompanying preliminary International Financial Reporting Standards (“IFRS”) financial statements of the Group for the 53 weeks ended 1 October 2005. These comprise the opening IFRS Group balance sheet as at 26 September 2004, the Group income statement, Group statement of recognised income and expense and Group cash flow statement for the 53 weeks ended 1 October 2005 and the Group balance sheet as at 1 October 2005, together with the related accounting policies as set out on pages 2 to 6.

This report is made solely to the Group in accordance with our engagement letter dated 21 November 2005. Our audit work has been undertaken so that we might state to the Company those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility or liability to anyone other than the Group for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors
These preliminary IFRS financial statements are the responsibility of the Company’s directors and have been prepared as part of the Company’s conversion to IFRS. They have been prepared in accordance with the basis set out in Notes 3, 4 and 5 which describes how IFRS have been applied under IFRS 1, including the assumptions management has made about the standards and interpretations expected to be effective, and the policies expected to be adopted, when management prepares its first complete set of IFRS financial statements as at 30 September 2006.

Our responsibility is to express an independent opinion on the preliminary IFRS financial statements based on our audit. We read the other information accompanying the preliminary IFRS financial statements and consider whether it is consistent with the preliminary IFRS financial statements. This other information comprises the description of significant changes in accounting policies on pages 2 to 6. We consider the implications or our report if we become aware of any apparent misstatements or material inconsistencies with the preliminary opening balance sheet. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conduct our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the preliminary IFRS financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the preliminary IFRS financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the preliminary IFRS financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of matter
Without qualifying our opinion, we draw attention to the fact that “basis of preparation” explains why there is a possibility that the preliminary IFRS financial statements may require adjustment before constituting the final IFRS financial statements. Moreover, we draw attention to the fact that, under IFRSs only a complete set of financial statements with comparative financial information and explanatory notes can provide a fair presentation of the Company’s financial position, results of operations and cash flows in accordance with IFRSs.

Opinion
In our opinion, the preliminary IFRS financial statements for the 53 weeks ended 1 October 2005 have been prepared, in all material respects, in accordance with the basis set out in Notes 3, 4 and 5 which describes how IFRS have been applied under IFRS 1, including the assumptions management has made about the standards and interpretations expected to be effective, and the policies expected to be adopted, when management prepares its first complete set of IFRS financial statements as at 30 September 2006.

Ernst & Young LLP
London
6 December 2005

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Mitchells & Butlers plc						Appendix I
Group Income Statement		Share
For the 53 weeks ended 1 October 2005		based		Deferred		Total
	UK	payment	Derivatives	tax		IFRS	IFRS
	GAAP	IFRS 2	IAS 39	IAS 12	Reclass	adjs	Income

	£m	£m	£m	£m	£m	£m	£m
Revenue	1,662					0	1,662
Net operating costs	(1,369)	(2)				(2)	(1,371)
Profit on disposal of fixed assets	0				1	1	1

Operating profit	293	(2)	0	0	1	(1)	292
Profit on disposal of fixed assets	1				(1)	(1)	0
Finance income	11				3	3	14
Finance expense	(116)				0	0	(116)
Net finance income in respect of pensions	3				(3)	(3)	0

Profit before tax	192	(2)	0	0	0	(2)	190
Tax	(59)	1		(2)		(1)	(60)

Profit for the period	133	(1)	0	(2)	0	(3)	130

Note: the above table includes exceptional items

Group Statement Of Recognised Income And Expense
For the 53 weeks ended 1 October 2005

Cash flow hedges	0		(25)			(25)	(25)
Actuarial gain on pensions	(7)					0	(7)
Tax on items taken directly to equity	2	4	8	20		32	34

Net income recognised directly in equity	(5)	4	(17)	20	0	7	2
Profit for the period	133	(1)	0	(2)	0	(3)	130

Total recognised income and expense for the period	128	3	(17)	18	0	4	132

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Mitchells & Butlers plc					Appendix II
Group Balance Sheet
26 September 2004 (IFRS transition date)			Computer		Holiday
	UK	PP&E	software	Leases	pay	Pensions
	GAAP	IAS 16	IAS 38	IAS 17	IAS 19	IAS 19

	£m	£m	£m	£m	£m	£m
ASSETS
Goodwill and other intangible assets	10		19
Property, plant and equipment	3,509	(24)	(19)	(21)
Non current prepayments	0			17

Total non current assets	3,519	(24)	0	(4)	0	0

Inventories	43
Trade and other receivables	82			1
Short term investments	144
Cash and cash equivalents	81

Total current assets	350	0	0	1	0	0

Total assets	3,869	(24)	0	(3)	0	0

LIABILITIES
Short term borrowings	(35)
Trade and other payables	(232)				(6)
Current tax payable	(59)

Total current liabilities	(326)	0	0	0	(6)	0

Borrowings	(1,822)
Derivatives	0
Pension liabilities	(114)					(3)
Deferred tax liabilities	(182)	3			2	1
Provisions	(2)

Total non current liabilities	(2,120)	3	0	0	2	(2)

Total liabilities	(2,446)	3	0	0	(4)	(2)

NET ASSETS	1,423	(21)	0	(3)	(4)	(2)

EQUITY
Called up share capital	37
Share premium account	12
Capital redemption reserve	0
Own shares held	(11)
Hedging reserve	0
Translation reserve	0
Revaluation reserve	339			(3)
Retained earnings	1,046	(21)			(4)	(2)

Total equity	1,423	(21)	0	(3)	(4)	(2)

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Mitchells & Butlers plc							Appendix II
Group Balance Sheet
26 September 2004	Derivatives		Share
	&	Dividend	based	Deferred		Total	IFRS
	borrowings	accrual	payment	tax	Other	IFRS	Balance
	IAS 21/39	IAS 10	IFRS 2	IAS 12	reclass	adjs	Sheet

	£m	£m	£m	£m	£m	£m	£m
ASSETS
Goodwill and other intangible assets						19	29
Property, plant and equipment						(64)	3,445
Non current prepayments						17	17

Total non current assets	0	0	0	0	0	(28)	3,491

Inventories						0	43
Trade and other receivables						1	83
Short term investments					(124)	(124)	20
Cash and cash equivalents					124	124	205

Total current assets	0	0	0	0	0	1	351

Total assets	0	0	0	0	0	(27)	3,842

LIABILITIES
Short term borrowings						0	(35)
Trade and other payables		34				28	(204)
Current tax payable						0	(59)

Total current liabilities	0	34	0	0	0	28	(298)

Borrowings	18					18	(1,804)
Derivatives	(28)					(28)	(28)
Pension liabilities					(59)	(62)	(176)
Deferred tax liabilities	3		2	(242)	59	(172)	(354)
Provisions						0	(2)

Total non current liabilities	(7)	0	2	(242)	0	(244)	(2,364)

Total liabilities	(7)	34	2	(242)	0	(216)	(2,662)

NET ASSETS	(7)	34	2	(242)	0	(243)	1,180

EQUITY
Called up share capital						0	37
Share premium account						0	12
Capital redemption reserve						0	0
Own shares held						0	(11)
Hedging reserve	(7)					(7)	(7)
Translation reserve					6	6	6
Revaluation reserve					(336)	(339)	0
Retained earnings		34	2	(242)	330	97	1,143

Total equity	(7)	34	2	(242)	0	(243)	1,180

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Mitchells & Butlers plc						Appendix III
Group Balance Sheet			Assets
1 October 2005			held for	Computer		Holiday
	UK	PP&E	sale	software	Leases	pay	Pensions
	GAAP	IAS 16	IFRS 5	IAS 38	IAS 17	IAS 19	IAS 19

	£m	£m	£m	£m	£m	£m	£m
ASSETS
Goodwill and other intangible assets	10			16
Property, plant and equipment	3,516	(24)	(9)	(16)	(20)
Non current prepayments	0				16

Total non current assets	3,526	(24)	(9)	0	(4)	0	0

Inventories	39
Trade and other receivables	76				1
Short term investments	71
Cash and cash equivalents	129

Total current assets	315	0	0	0	1	0	0

Non current assets held for sale	0		9

Total assets	3,841	(24)	0	0	(3)	0	0

LIABILITIES
Short term borrowings	(39)
Trade and other payables	(251)					(6)
Current tax payable	(60)

Total current liabilities	(350)	0	0	0	0	(6)	0

Borrowings	(1,786)
Derivatives	0
Pension liabilities	(99)						(3)
Deferred tax liabilities	(185)	3	(1)			2	1
Provisions	(4)

Total non current liabilities	(2,074)	3	(1)	0	0	2	(2)

Total liabilities	(2,424)	3	(1)	0	0	(4)	(2)

NET ASSETS	1,417	(21)	(1)	0	(3)	(4)	(2)

EQUITY
Called up share capital	35
Share premium account	14
Capital redemption reserve	2
Own shares held	(12)
Hedging reserve	0
Translation reserve	0
Revaluation reserve	335				(3)
Retained earnings	1,043	(21)	(1)			(4)	(2)

Total equity	1,417	(21)	(1)	0	(3)	(4)	(2)

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Mitchells & Butlers plc						Appendix III
Group Balance Sheet
1 October 2005	Derivatives		Share
	&	Dividend	based	Deferred		Total	IFRS
	borrowings	accrual	payment	tax	Other	IFRS	Balance
	IAS 21/39	IAS 10	IFRS 2	IAS 12	reclass	adjs	Sheet

	£m	£m	£m	£m	£m	£m	£m
ASSETS
Goodwill and other intangible assets						16	26
Property, plant and equipment						(69)	3,447
Non current prepayments						16	16

Total non current assets	0	0	0	0	0	(37)	3,489

Inventories						0	39
Trade and other receivables						1	77
Short term investments					(70)	(70)	1
Cash and cash equivalents					70	70	199

Total current assets	0	0	0	0	0	1	316

Non current assets held for sale						9	9

Total assets	0	0	0	0	0	(27)	3,814

LIABILITIES
Short term borrowings						0	(39)
Trade and other payables		37				31	(220)
Current tax payable						0	(60)

Total current liabilities	0	37	0	0	0	31	(319)

Borrowings	13					13	(1,773)
Derivatives	(48)					(48)	(48)
Pension liabilities					(49)	(52)	(151)
Deferred tax liabilities	11		7	(223)	49	(151)	(336)
Provisions						0	(4)

Total non current liabilities	(24)	0	7	(223)	0	(238)	(2,312)

Total liabilities	(24)	37	7	(223)	0	(207)	(2,631)

NET ASSETS	(24)	37	7	(223)	0	(234)	1,183

EQUITY
Called up share capital						0	35
Share premium account						0	14
Capital redemption reserve						0	2
Own shares held						0	(12)
Hedging reserve	(24)					(24)	(24)
Translation reserve					6	6	6
Revaluation reserve					(332)	(335)	0
Retained earnings		37	7	(223)	326	119	1,162

Total equity	(24)	37	7	(223)	0	(234)	1,183